January 8, 2009

Mr. John Cash Accounting Branch Chief U.S. Securities and Exchange Commission 100 F Street, NE – MS 7010 Washington, D.C. 20549-7010	FILED VIA EDGAR

Re:	Waste Connections, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 1-31507
Response to Comment Letter

Dear Mr. Cash:

On behalf of Waste Connections, Inc. (the “Company”), I hereby set forth the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 19, 2008.  The Staff’s comments are repeated below in bold, and are followed by the Company’s responses.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007

Item 1.  Business, page 1
General

1.
We note your disclosure about the fifteen acquisitions which took place during the fiscal year ended December 31, 2007 (paragraph four of Note 4 to the Consolidated Financial Statements, page 60).  In future filings, please ensure that your Business discussion incorporates disclosure about acquisition of any material assets, as required by Item 101(a)(1) of Regulation S-K.

The Company does not believe that the fifteen acquisitions the Company completed in 2007 were material in the context of the general development of its business.  These acquisitions constituted approximately 8% of the Company's consolidated total assets as of December 31, 2007.  However, the Company confirms that its future filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will include disclosure in the description of its business discussion about the acquisition of a material amount of assets otherwise than in the ordinary course of business, as required by Item 101(a)(1) of Regulation S-K.

Sales and Marketing, page 7

2.
At the end of the paragraph you disclose that you have grown primarily through acquisitions.  We note that your operating strategy is to avoid competitive large urban markets and focus on providing solid waste services under exclusive arrangements which you generally have assumed from the acquired companies.  In future filings, please consider expanding your risk factor disclosure to encompass your limited marketing experience in securing new contracts or successfully bidding for them.

Mr. John Cash
U.S. Securities and Exchange Commission
January 8, 2009

The Company acknowledges the Staff’s comment with respect to the Company’s future filings.  The Company’s strategy to avoid competitive large urban markets is not meant to infer that the Company has limited marketing experience in securing new contracts or successfully bidding for them.  While historically the Company has grown primarily through acquisitions, which have often involved the assumption of exclusive arrangements, the Company also has extensive sales and marketing experience in securing new contracts and successfully bidding for them.  The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, includes disclosure to this effect under the section titled, “Our Growth Strategy – Acquire Additional Exclusive Arrangements.”  In that section, located on page 2 of the report, the Company states that:

These exclusive rights and contractual arrangements create a barrier to entry that is usually overcome by the acquisition of a company with such exclusive rights or contractual arrangements or by a competitive re-bid.  We devote significant resources to securing additional franchise agreements and municipal contracts through competitive bidding and by acquiring other companies.  In bidding for franchises and municipal contracts and evaluating acquisition candidates holding governmental certificates, our management team draws on its experience in the waste industry and knowledge of local service areas in existing and target markets.  Our district managers maintain relationships with local governmental officials within their service areas, and sales representatives may be assigned to cover specific municipalities.  These personnel focus on maintaining, renewing and renegotiating existing franchise agreements and municipal contracts and securing additional agreements and contracts while maintaining acceptable financial returns.

In addition, on page 32 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, the Company discloses that two long-term contracts entered into in 2007 resulted in net revenue increases of approximately $20.2 million.  As such, the Company will revise the "Sales and Marketing" section of Part I, Item 1 of its future annual filings to remove any inference to the Company having limited marketing experience in securing new contracts or successfully bidding on them.

Item 7. Management’s Discussion and Analysis, page 26
Critical Accounting Estimates and Assumptions, page 27
Impairment of Intangible Assets, page 28

Mr. John Cash
U.S. Securities and Exchange Commission
January 8, 2009

3.	Based on the significance of and the increase in your goodwill balance during 2007, please revise future filings to provide the following information.

	●	Disclose how you determine the fair value of your reporting units, including a description of and the assumed benefits of the valuation method or methods used.

●
Provide a description of the material assumptions used and the sensitivity of those assumptions in determining fair value.  For example, for a discounted cash flow analysis such assumptions may include the discount rate used, revenue growth rates, operating profit margin percentages and the terminal rate.

●
To the extent that the carrying value of any of your reporting units is not materially different from its estimated fair value or if a reasonably possible impairment charge would be material to your consolidated financial statements, please specifically address those reporting units, including the amount of goodwill allocated to the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

The Company acknowledges the Staff’s comment with respect to the Company’s future filings.  In future filings, the Company will disclose its method for determining the fair value of its reporting units, including a description of the material assumptions used, and identify events or circumstances indicating a possible impairment.

4.
It appears that you consider your four operating regions to be your reporting units for purposes of assessing goodwill.  If true, please explain to us how you made this determination and how goodwill has been distributed to each reporting unit.  Please see paragraphs 30-35 of SFAS 142.

The Company notes that in accordance with SFAS 142, goodwill impairment must be assessed at the reporting unit level.  The reporting unit, as described by SFAS 142, is the operating segment, as that term is used in SFAS 131, or one level below the operating segment (referred to as a “component”).

The Company has determined, based on the analysis described in its response to Staff Comment 8, below, that its operating segments are its geographic regions, which the Company refers to as its operating regions.  In June 2008, the Company reorganized its operating regions, consolidating from four operating regions to three. The primary reason for the regional reorganization was to more closely align the geographic locations of the Company’s operations.

Mr. John Cash
U.S. Securities and Exchange Commission
January 8, 2009

The Company has determined that the component level under SFAS 142 is an individual operating location, which the Company refers to as a district.  Each district reports to regional management within one of the Company's three operating regions.

Pursuant to paragraph 30 of SFAS 142, the following factors should be considered in determining whether the reporting unit should be identified at the operating segment level or the component level for purposes of goodwill impairment testing:

1.
A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and one or more segment managers regularly review the operating results of that component.

Each of the Company's districts individually constitutes a business, as defined under EITF 98-3, and discrete financial information is available for each district.  The Company has defined its regional management as “segment management”, and these individuals regularly review the operating results of the districts within their region.

2.	Two or more components of an operating segment should be aggregated and deemed a single reporting unit if the components have similar economic characteristics.

EITF Topic D-101: Clarification of Reporting Unit Guidance In Paragraph 30 of FASB Statement 142 (“EITF D-101”), states the following: “Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.  In determining whether the components of an operating segment have similar economic characteristics, footnote 20 to paragraph 30 of Statement 142 states that the guidance in paragraph 17 of Statement 131 should be considered. The Board intended that all of the factors in paragraph 17 of Statement 131 be considered in making that determination. However, the Board did not intend that every factor must be met in order for two components to be considered economically similar.” EITF D-101 also states, “As noted in the basis for conclusions of Statement 142, ‘The Board's intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated….That approach reflects the Board's belief that the information an entity reports for internal use will reflect the way the overall entity is managed.’”

Based on the guidance in EITF D-101, the Company considered the following factors in determining whether its components (districts) can be combined for purposes of goodwill impairment testing:

Mr. John Cash
U.S. Securities and Exchange Commission
January 8, 2009

●	The manner in which an entity operates its business and the nature of those operations.

The nature of the Company’s operations and the manner in which its districts operate the business are very similar from operating location to operating location and from region to region.  Each of the Company’s operating regions provides solid waste collection, transfer, disposal and recycling services. Individual operating locations within each operating region provide one or more of these services. Different operating locations that perform similar services also have similar customers.  For example, each operating location that performs collection operations serves residential, commercial and industrial customers.  All of the Company’s transfer stations and landfills receive the majority of their waste from operating locations owned by the Company, third party solid waste disposal companies and municipalities.  Production processes and methods used to provide services are also consistent across the Company’s three geographic regions.  All collection operations are performed in a similar manner (waste is collected and disposed at either a transfer station or landfill) with similar equipment (specially equipped vehicles) used in the process.  All of the Company’s transfer stations receive and compact solid waste to be transported to landfills in a similar manner, with similar compacting equipment used for processing.  Additionally, the processes and methods used to receive and dispose of solid waste are consistent at each of the Company’s landfills.  Therefore, the nature of the operations and manner in which they are operated are similar at all of the Company’s operating locations.

●	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (when components are economically independent).

As disclosed in the Company’s 2007 Annual Report on Form 10-K, the Company evaluates acquisition opportunities based on a set of financial, market and management criteria.  Once an acquisition is closed, the Company seeks to integrate it while minimizing disruption to the ongoing operations of both the Company and the acquired business.  In new markets, the Company often uses an initial acquisition as an operating base and seeks to strengthen the acquired operation’s presence in that market by providing additional services, adding new customers and making “tuck-in” acquisitions.  The Company next seeks to broaden its regional presence by adding additional operations in markets adjacent to the new location.  Often the same management oversees multiple districts, and districts often significantly rely on intercompany relationships to operate (i.e. hauling district disposes of collection waste at a landfill district).

Thus, the goodwill associated with an individual district acquisition is considered to benefit the entire region, not just the operating location acquired.

Mr. John Cash
U.S. Securities and Exchange Commission
January 8, 2009

●	The extent to which the component businesses share assets and other resources.

The Company's districts commonly share assets (i.e., trucks and equipment). Further, each operating location uses the same type of equipment and assets for the same type of service.

●	Whether the components support and benefit from common research and development projects.

Although the Company does not have “traditional” research and development activities, District Managers typically oversee multiple operating locations, allowing for the sharing of best practices and policies between operating locations.

●	Aggregation criteria as described in paragraph 17 of SFAS 131.

In the response to Staff Comment 8, below, we have explained how, using the aggregation criteria in paragraph 17 of SFAS 131, the Company's operating segments can be aggregated into one reportable segment.  The conclusions reached would not change with respect to assessing aggregation criteria at the district level, since the basis for the conclusion is not only inherent to the nature of the operating regions but also inherent to the nature of the districts.

With respect to the aggregation criteria of economic similarity, EBITDA (operating income before depreciation and amortization, each determined in accordance with U.S. GAAP) margin among districts can vary.  This variation is a result of a number of factors, including the competitive nature of the operating location; the level of vertical integration the operating location has achieved; the extent of time to which the operating location has been subject to the Company's management, marketing and business model (since the operating location's acquisition); and special projects, natural disasters and severe weather conditions occurring at the operating location.  These factors are not unique to a specific geographical area and are reasonably expected to occur from time-to-time across all locations.

Based on these considerations, the Company has concluded that all of the Company's districts within each operating segment (region) can be aggregated and deemed a single reporting unit. While the Company recognizes that the EBITDA margin among its districts can vary, the Company does not consider the lack of consistent EBITDA margins to be a substantive factor to preclude the aggregation of the districts within an operating region into a single reporting unit. The primary basis for this view is that the goodwill associated with individual operating locations (districts) is recoverable from the combined operations of various operating locations within an operating region. For example, the value of an acquired landfill is enhanced by the fact that existing operating locations can dispose of waste from collection and transfer districts at that landfill. Similarly, the value of acquired collection or transfer station businesses is enhanced by the fact the Company has an existing landfill where such waste can be disposed.

Mr. John Cash
U.S. Securities and Exchange Commission
January 8, 2009

3.
An operating segment should be deemed to be a reporting unit if all of its components have similar economic characteristics, if none of its components is a reporting unit, or if it is comprised of only a single component.

Based on the above analysis, each of the Company's three operating segments (geographic regions) is deemed to be a reporting unit for purposes of SFAS No. 142.

Acquisitions completed by the Company result in either the Company entering a new market (a new operating location acquisition) or adding operations to an existing or adjacent market (a tuck-in acquisition). It is also common for a single transaction to result in the acquisition of multiple new operating locations within the same operating region. To date, the Company has not completed an individual acquisition that resulted in the addition of operating locations to more than one operating region.   Therefore, goodwill from acquisitions to date has been allocated to the operating region in which the acquired operating locations reside.

Liquidity and Capital Resources, page 36

5.
Please revise future filings to disclose the underlying reasons for the changes in your working capital and cash flow from operations.  See Section I.D of the SEC Interpretive Release No. 33-8350, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, found on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

The Company acknowledges the Staff’s comment with respect to the Company’s future filings.  In future filings, the Company will disclose the significant reasons for the changes in working capital and cash flow from operations.

6.
Please disclose in future filings the specific terms of any material debt covenants in your debt agreements.  For any material debt covenants, please disclose the most significant required ratios as well as the actual ratios as of each reporting date.  This will allow readers to understand how much cushion there is between the required ratios and the actual ratios.  See Sections I. D and IV.C of Release No. 33-8350.

The Company acknowledges the Staff’s comment with respect to the Company’s future filings.  As suggested in Section I.D of Release No. 33-8350, the Company has considered whether its MD&A should include enhanced disclosure regarding debt instruments, guarantees and related covenants.  This consideration took into account the fact that the Company’s material debt agreements have been made public through the Company’s previous Exchange Act filings with the Commission, including the Indenture governing its 3.75% Convertible Senior Notes due 2026 (see Form 8-K filed on March 23, 2006), the senior unsecured revolving credit facility (see Forms 8-K filed on October 3, 2007 and June 10, 2008), and the Master Note Purchase Agreement governing its senior unsecured notes due October 1, 2015 (see Form 8-K filed on July 18, 2008).

Mr. John Cash
U.S. Securities and Exchange Commission
January 8, 2009

Furthermore, the Company has considered the two scenarios discussed in Section IV.C of Release No. 33-8350 in which companies should consider whether discussion and analysis of material covenants related to their outstanding debt (or covenants applicable to the companies or third parties in respect of guarantees or other contingent obligations) may be required.  The first scenario involves companies that are, or are reasonably likely to be, in breach of such covenants.  The second scenario involves a situation where such material debt covenants limit, or are reasonably likely to limit, a company's ability to undertake financing to a material extent.   The Company confirms to the Staff that in connection with the preparation and filing of the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, careful consideration is given to such factors for disclosure impacting the Company’s liquidity and capital resources.

The Company supplementally provides the following information to the Staff concerning its material debt covenants and its compliance with such covenants.  The Company is investment-grade rated and its Credit Facility contains covenants customary for an unsecured credit facility, including a maximum Total Debt to EBITDA ratio (as defined under the Credit Facility) of 3.50:1.00, and a minimum Interest Coverage Ratio (as defined under the Credit Facility) of 2.75:1.00.  As of December 31, 2007 and September 30, 2008, the Company’s Total Debt to EBITDA ratios were 2.38x and 2.04x, respectively, and the Interest Coverage Ratios were 6.47x and 6.33x, respectively.  The Company had cash and equivalents of approximately $10.3 million and $366.1 million as of such dates, respectively, and available but un-drawn capacity under its Credit Facility of approximately $252.7 million and $380.8 million, also as of such dates, respectively.

For the reasons stated above, the Company does not currently believe that a detailed disclosure of the specific terms of any material debt covenants in its debt agreements, including the most significant required ratios and the actual ratios as of each reporting date, is needed or required in its Exchange Act filings.

7.
Based on the significance of interest expense, please revise future filings to include your future estimated cash interest payments for each period within the table of contractual obligations on page 38 or in a footnote to the table and discuss any material assumptions used to derive such amounts.  Refer to footnote 46 of Release No. 33-8350.

The Company acknowledges the Staff’s comment with respect to the Company’s future filings.  In future filings, the Company will provide interest expense information in the contractual obligations table.

Mr. John Cash
U.S. Securities and Exchange Commission
January 8, 2009

Note 1. Organization, Business and Summary of Significant Accounting Policies, page 49
Segment Information, page 57

8.
We note the description in the Business Section of your operations spanning 143 operating locations across 23 states.  Please provide us with a detailed explanation of how you determined the four regions are your operating segments under SFAS 131, and based on that determination how your operating segments qualify for aggregation into one reportable segment under paragraph 17 of SFAS 131.

Under paragraph 10 of SFAS 131, an operating segment is a component of an enterprise:

a) That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b) Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c) For which discrete financial information is available.

The Company considered the following factors in its determination of its operating segments under FAS 131:

●
The Company’s organizational structure is relatively simple with corporate at the top, regional personnel reporting to corporate, and district personnel reporting to regional personnel (as described in the Company’s response to Staff Comment 4, above).  Corporate management consists of the Chief Executive Officer, President and eight Vice Presidents.  There are three regions in total: Western, Southern and Central.  Regional management consists of one Regional Vice President and one Regional Controller. As of September 30, 2008, there are approximately 144 districts. District management consists of one District Controller and one District Manager. It is common for one District Controller or District Manager to oversee multiple districts.

●	Each of the Company's districts (and therefore the geographical regions) engages in business activities from which it earns revenues and incurs expenses.
●
The Company’s Chief Operating Decision Maker (the “CODM”) is Ron Mittelstaedt, the Company’s Chief Executive Officer and Chairman of the Board. Mr. Mittelstaedt receives a monthly report of EBITDA by district. The monthly report of EBITDA by district groups the districts into the Company's three operating regions, and provides EBITDA totals for each operating region. Other than EBITDA by district, no other financial metrics by district are included in the monthly report provided to the CODM.

Mr. John Cash
U.S. Securities and Exchange Commission
January 8, 2009

●
Each of the Regional Vice Presidents regularly reviews the results of the overall region and the districts. Each Regional Vice President reports to the CODM. District management does not report directly to the CODM.

●	The Company’s Board of Directors receives a package quarterly that presents financial and other relevant operating information by region and on a consolidated basis only.
●
During the annual budget preparation process, the CODM provides each operating region with numerous budget objectives. These objectives include price increase goals, operating margin expansion goals, headcount requirements and capital expenditure limits. The expectation of the CODM is that the overall budget of the operating region adheres to the budget objectives.

●	Each operating region’s annual capital expenditure budget is a total dollar amount that can be allocated to the individual operating districts at the discretion of the Regional Vice President.
●
Each operating region formally presents its final annual operating and capital expenditure budget to the Company’s Board of Directors. These presentations include an overall review of the operating region’s current year results, comparison of the current year results to the upcoming year’s budget, and overall risks and opportunities present at each operating region.

●
Each operating region accrues bonus compensation to be paid to its operating district managers and supervisors. Although operating district managers and supervisors have performance goals that play into the calculation of their annual bonuses, the Regional Vice President can subjectively adjust the bonus for individual managers and supervisors based on their contribution to the overall region.  The region submits a list to corporate of all individuals to receive bonuses and suggested bonus amounts.  Corporate officers decide what should be paid at the individual level.  All final bonuses are approved by the Company’s Board of Directors.

Based these factors, which outline the Company's consideration of the criteria in paragraph 10 of SFAS 131, the Company determined that its operating segments are its three operating regions.

SFAS 131 paragraph 17 states, "Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following [five] areas."  The Company has determined that, based on the criteria in paragraph 17 of SFAS 131, it can aggregate its three operating segments into one reportable segment.  The Company's assessment of each of the aggregation criteria follows:

Mr. John Cash
U.S. Securities and Exchange Commission
January 8, 2009

●	Operating segments have similar economic characteristics

	a.	Similar long-term gross margin or standard industry measure (i.e., EBITDA)

The Company is a cash-flow focused, publicly-traded company. Analysts that cover the Company's stock generally determine their price targets on the results of discounted cash flow models that are based on EBITDA. As such, EBITDA is deemed the standard industry margin to be considered for purposes of this criteria.

The EBITDA margins among the Company’s three operating regions are relatively consistent, which indicates that the Company’s three operating regions have similar economic characteristics. The Company’s consolidated EBITDA margin for the nine months ended September 30, 2008 was 29.7%. The range of EBITDA margins among the Company’s three operating regions during this period was 29.2% to 30.1%.  The Company expects the trend of EBITDA margins among its three operating regions to continue to be in a similar range prospectively.

●	Segments have similar basic characteristics

	a.	Nature of the products or services (similar purpose or end use)

As outlined in the Company’s response to Staff Comment 4, above, the regions all offer and perform similar services for their customers and also have similar customers.

b.	Nature of the production processes (common or interchangeable production facilities, equipment, labor force, or service group; similar degrees of labor or capital intensiveness)

As outlined in the Company’s response to Staff Comment 4, above, production processes and methods used to provide services are consistent among the different service lines.

c.
Type or class of customer for their products or services (similar geographic marketing areas or marketing methods, as well as the use of common or interchangeable sales force, may indicate a similarity of the type or class of customers for the products and services of different operating segments.  i.e., retail vs. wholesale)

The three operating regions have similar customers, and the nature of the Company’s customer relationships does not vary from location to location. While the prices for services performed in each region may vary, each region is responsible for establishing prices based on the same factors.  Specifically, the pricing of the Company’s services incorporates the Company’s cost for hauling fees, transportation fees, and disposal fees, as applicable to each type of service provided.  Additionally, contracts are generally negotiated by sales people and/or regional management who sell/market similar services across all regions.

Mr. John Cash
U.S. Securities and Exchange Commission
January 8, 2009

d.	Methods used to distribute products or provide services

Each of the Company’s operating regions uses similar equipment to collect, transport and dispose of non-hazardous solid waste.

e.	Nature of the regulatory environment (governmental regulatory agency)

The Company believes that the nature of the regulatory schemes that govern the non-hazardous solid waste industry in each of the states in which it operates are essentially similar and mandated by federal law under Subtitle D of the Resource Conservation and Recovery Act of 1976.  Although different states have their own jurisdiction and authority, they share common objectives and regulatory and supervisory responsibilities that include the setting of rules and regulations and reviewing compliance with laws and regulations.  All states in which the Company operates have adopted Subtitle D standards under federally approved state implementation plans.  Overall, the regulatory issues the Company faces do not materially differ among the states in which it operates.  Additionally, the transportation industry, including trucking and rail haul, are both federal and state regulated.

In summary, each of the Company’s regions serves similar customers, provides similar services, uses similar methods and processes in the delivery of those services, has similar economic characteristics, as measured by EBITDA, and the regulatory environments in which each region operates are essentially similar.  The Company’s management therefore believes that, based on the guidance under paragraph 17 of SFAS 131, it is appropriate to aggregate its operating regions’ financial data into one reportable segment.  The Company’s management also believes that aggregating the Company’s regions into one reportable segment is consistent with the discussion of its business in the Annual Report on Form 10-K for the year ended December 31, 2007.  Therefore, the Company believes that its segment reporting disclosures conform to the provisions of SFAS No. 131.

DEFINITIVE PROXY STATEMENT FILED ON APRIL 2, 2008

Executive Compensation, page 12
Potential Payments Upon Termination or Change in Control, page 27
Change in Control, page 28

9.	In future filings please expand your disclosure to describe the rationale for providing a single trigger for payment in the event of a change in control.

Mr. John Cash
U.S. Securities and Exchange Commission
January 8, 2009

The Company acknowledges the Staff's comment and in future proxy materials, the Company proposes to provide additional detail on the rationale for providing a single trigger for payments upon a change in control.

The proposed future disclosure is expected to be approximately as follows: The primary factor considered in establishing the change in control benefits was the competitive marketplace.  In the case of payment of a multiple of the employee's annual base salary and bonus in the event of a change in control, the Company believes that this is appropriate because such payment generally motivates the executive to act in the best interests of the stockholders by removing the distraction of post change in control uncertainties faced by such executive with regard to his or her compensation.  In addition, the Company believes that the multiple of the payment is appropriate because the Company's executives have base salaries and bonuses that are low relative to their industry peers; therefore, the multiple would result in payments comparable to those that peer companies would pay given a lower multiple but higher base and bonus.  In the case of payment of a bonus in the event of a change in control, the Company adopted this approach because, in addition to the rationale discussed above, it would be impractical and potentially unfair, following a change in control, to continue to measure the Company's performance based on goals and targets previously set for an independent, freestanding Company.  In the case of accelerated vesting of stock options, the Company uses stock options to provide compensation only to the extent the Company's stock price increases over the term of the option.  In the case of full value awards, such as restricted stock units, the Company uses such awards to enable recipients to share in both the risk and rewards of stock ownership through stock depreciation or appreciation and provide a type of compensation used by competitors.  Immediate vesting upon a change in control permits recipients of such awards to participate in any price appreciation associated with a change in control on the basis similar to that available to stockholders as a whole, without the necessity of placing receipt of that compensatory element at the risk of the actions of an acquirer.

*  *  *  *

Furthermore, as requested in the Staff’s letter, the Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Please refer any questions or comments you may have to the undersigned at (916) 608-8200.

Regards,

/s/ Worthing F. Jackman

Mr. John Cash
U.S. Securities and Exchange Commission
January 8, 2009

WORTHING F. JACKMAN
Executive Vice President and Chief Financial Officer

cc:	Bret Johnson (SEC)
John Hartz (SEC)